August 2, 2017

Dear Mr. Rosenberg:

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 5, 2017 and the telephone conversation I had with Mr. Frank Wyman on July 27, 2017, in each case relating to the Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Maiden Holdings, Ltd. (the “Company”).

Set forth below is our response to the Staff comment. For your convenience, we have included the comment from the Staff in italicized type and have followed with our response.

Notes to Consolidated Financial Statements

Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for your Diversified Reinsurance and your AmTrust Reinsurance segment provided herein pursuant to ASC 944-40-50-4A through 50-4G is not required by ASC 944-40-50-4H. In this regard, your analysis should address each of the Property, Casualty, Accident and Health and International lines of business within your Diversified Reinsurance segment and each of the Small Commercial Business, Specialty Program and Specialty Risk and Extended Warranty lines of business within your AmTrust Reinsurance segment.

Maiden is a reinsurance company but unlike our reinsurance peers, we do not write catastrophe contracts and we write predominantly quota share reinsurance. A quota share contract provides proportional coverage – we accept a percentage of all losses subject to the contract for the same percentage of all premium and pay a ceding commission to cover acquisition expenses. In our Diversified segment, the ceding commission often adjusts based upon the loss performance of the contract.

As disclosed in our Form 10-K, we manage the business in two reportable segments – AmTrust Reinsurance and Diversified Reinsurance.  AmTrust Reinsurance includes all business ceded to us by AmTrust Financial Services, Inc., with the largest contract being the AmTrust Master Quota Share (over 96% of AmTrust Reinsurance segment net premium written for 2016).  This quota share covers a variety of lines of business and has been continuously inforce since Maiden’s formation in 2007. The Diversified Reinsurance segment consists of a portfolio of over 100 customers with the focus on regional and specialty property and casualty insurance companies located primarily in the US and Europe.

When Maiden reviewed the requirements for the new disclosures covered by ASC 944-40-50-4H it considered whether it was appropriate to disclose at the level of detail matching the categories used in Form 10-K, Note 3. Segment Information i.e., Property, Casualty, Accident and Health and International lines of business within the Diversified Reinsurance segment and Small Commercial

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Business, Specialty Program and Specialty Risk and Extended Warranty (“SRW”) categories of business within the AmTrust Reinsurance segment. The data received from each customer is governed by reinsurance contracts and all have been in place prior to the implementation of this new disclosure. Maiden believes that the data which is most consistent with the management of the business, which is most useful, and which contains the fewest number of estimations and allocations, is at the segment level as is outlined for each segment below. Due to the historical recording of results to a customer contract (or in the case of AmTrust, cession statement within contract) rather than line of business, any historical representation of ultimate losses by line would need to be an allocation of our carried reserves at each historical point in time to line of business. We do not believe that these allocated results would improve the understanding of Maiden’s reserves. In addition to these considerations, the level of segmentation in our Form 10-K is consistent with our presentation of results for other purposes, including quarterly earnings releases, presentations of results to our Board and Audit Committee of the Board, presentations of our Business Plan and comparisons to Plan for rating agencies and regulators, and it is the level of detail used by our CEO to review performance and to establish performance incentives.

More information by segment is included in the sections which follow.

AmTrust Reinsurance

This segment consists of two current quota share contracts and an insignificant amount of runoff excess of loss exposure. Although it is a single contract, Maiden receives several cession statements for the AmTrust Master Quota Share. Maiden uses these cession statements to report written and earned premium in three categories – Small Business Commercial, Specialty Program and SRW for premium reporting in Note 3 of our Form 10-K.

Maiden does not receive complete loss details by accident year or by line of business in the cession statement but does receive separately much more detailed actuarial data including accident year detail which is used to establish AmTrust reserves. The actuarial data is not segregated in the same manner as cession statements, but rather in individual lines of business such as Workers Compensation, General Liability, Commercial Auto, etc. The reserves resulting from the actuarial review of this data are recorded in the same level of detail as the cession statements received from AmTrust. The actuarial data was used to make allocations of the recorded reserves to accident year to complete the new disclosure statements.  These are necessary allocations since our historical reserves were not recorded by accident year for this contract. Further disclosure of the AmTrust Master Quota Share would require additional assumptions and estimations to break out prior year carried reserves to line of business, which we believe would add no greater transparency to this contract.

The European Hospital Liability (“HL”) contract represents less than 4% of 2016 AmTrust segment premiums and 11% of 12/31/2016 reserves. This contract has unusual loss development patterns as it is a claims made exposure that typically develops downward over time as case reserves prove to be redundant in aggregate. There was consideration of a separate disclosure for HL but in the end it was not disclosed due to its size. An explanatory statement regarding the expectation of for this line of business was included in the commentary preceding the Note 9 disclosure on page F-33. “In the AmTrust Reinsurance segment, the European Hospital Liability Quota Share exposure results in many instances where claims are eventually closed with no liability. As a claims made exposure, there is also minimal to no “tail” that would result in IBNR. The net result is a significant amount of negative IBNR accounting for claims with case reserves established that are expected to be closed with no payment.”

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Diversified Reinsurance

The vast majority of Diversified Reinsurance segment 2016 premiums were from US customers and approximately 70% of that premium is from quota share contracts. Cession statements from customers typically combine property and casualty data. Reserving analysis is performed on an account level as is stated in the Reserve for Loss and Loss Adjustment Expense section of the Critical Accounting

Policies and Estimates section of our Form 10-K. For larger multi-line quota share contracts, by line data is requested on an interim basis. After the overall contract loss ratio is established as part of the quarterly actuarial reserve review process, ultimate losses are allocated to line of business using this overall contract loss ratio and the same distribution by line as the allocation of the premium.  As mentioned above, we also have adjustable features on many of our quota share contracts and these features apply on a contract, rather than line of business, basis further complicating a property versus casualty split. These adjustable features reduce the value of the disclosure on an overall basis, since what shows up as “development” in Note 9 in some cases is offset by commission adjustments in the opposite direction. The following disclosure on this point was included in the 10K: “In the Diversified Reinsurance segment, our U.S. operations have adjustable commission features on a significant portion of its business which is not reflected in this loss disclosure.” For excess of loss contracts, premium allocations are handled in the same manner as quota shares but individual losses are reported and analyzed by line of business. For multi-line excess of loss contracts, results by line are aggregated to the contract level and the resulting loss ratio is recorded at the contract level. Some excess of loss contracts have Annual Aggregate Deductibles which apply on a contract, not line of business, basis. Loss reserves are recorded net of these deductibles which further complicates a property versus casualty split for multi-line excess of loss contracts.

Maiden’s Diversified segment is comprised of predominantly Casualty (including auto) exposures, with 60.8% of Net Written Premium (“NWP”) and 59.7% of Net Earned Premium (“NEP”) attributed to Casualty in the US. International and Accident & Health each represent about 10% of 2016 NWP. For 2016, 18.5% of the Diversified Reinsurance NPW, 18.9% of NEP and just under 10% of the segment reserves came from property lines and more than half of 2016 property premium was from auto physical damage. None of this property business is heavily catastrophe oriented as Maiden does not offer catastrophe reinsurance products. Reserves for our property lines are most volatile during the year of the contract, but there is rarely significant adverse development attributed to property. One exception has been the Superstorm Sandy losses associated with the Excess and Surplus Lines property business that we exited in 2013. We have seen some latent changes in the reserves, particularly the expenses, in recent years. The remaining net reserves for these claims are under $10M as of 12/31/2016. International and Accident & Health represent only 6% and 2% of Maiden’s 12/31/2016 Diversified reserves, respectively. The International segment is largely personal auto quota share reinsurance which has very little volatility and Accident & Health is primarily Medical Stop Loss business which develops very quickly. Maiden does not believe they warrant separate disclosure given their relative size and characteristics.

We chose to highlight significant factors impacting the reserve development tables in words in Note 9 rather than in additional tables as we believed that was appropriate. For 2016 the major contributor to our adverse reserve movement was commercial auto. This adverse movement came largely from our excess of loss contracts but also from some quota shares. For excess of loss, while we can see individual loss detail in the actuarial analysis and that analysis attributes losses to line of business, the resulting loss ratios are combined on a contract level for recording purposes due to premium allocation issues.  If there were to be significant property results affecting the development we would highlight those changes in the commentary when they occur. We expect in the future to continue to add greater levels of disclosure when there are significant movements.

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For U.S. statutory reporting we make allocations by line of business. Since loss ratios for multi-line contracts are recorded at the contract level, we must allocate losses to line of business for reporting purposes. We base this allocation on the distribution of premium by line of business expected based in the actuarial pricing analysis. The same loss ratio is applied to each line of business within a contract. Because of these allocations, we felt further disclosure of property and casualty results would be of limited value and chose not to include them.

We would welcome the opportunity to explain our reserving process in more detail if further clarification would be helpful.

Sincerely,

/s/ Karen Schmitt

Karen Schmitt

Chief Financial Officer

Maiden Holdings, LTD.

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